SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Date November 29, 2001


                            CeNeS Pharmaceuticals plc
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                  COMPASS HOUSE
                                   VISION PARK
                                   CHIVERS WAY
                                     HISTON
                                CAMBRIDGE CB4 9ZR
                                 UNITED KINGDOM
--------------------------------------------------------------------------------
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F |X|       Form 40-F |_|


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes  |_|   No  |X|

   CENES ANNOUNCES THE SALE OF ITS CHEMICAL LIBRARY OF ION CHANNEL BLOCKERS TO
                SCION PHARMACEUTICALS INC FOR UP TO $2.8 MILLION.

CAMBRIDGE UK, NOVEMBER 29, 2001 - CeNeS Pharmaceuticals plc (LSE: CEN) announced today that it had signed an agreement to sell its chemical library of ion channel blockers to Scion Pharmaceuticals Inc, a US based ion-channel focused research and development company.

Under the terms of the agreement, Scion will acquire CeNeS' chemical library and associated intellectual property. In return CeNeS will receive $300,000 in cash at completion together with further stage payments totalling $500,000 and up to $2 million in the form of milestone dependent payments. CeNeS' current development compounds focused on pain and disorders of the central nervous system do not form part of this agreement.

Commenting, Neil Clark, Chief Operating Officer of CeNeS Pharmaceuticals plc, said:

"As part of our restructuring plan we are divesting certain non-core assets and are very pleased to have reached this agreement with Scion. We maintain a carried interest in the library and believe that Scion are well positioned to exploit this asset to its maximum potential."

Dr Pravin Chaturvedi, President and CEO of Scion Pharmaceuticals, Inc commented:

"We are extremely excited by this acquisition, as the CeNeS compound library will help jump-start our drug discovery programs in ligand- and voltage-gated ion channels. The diverse chemical library and the associated intellectual property provide us with key assets to strengthen our portfolio for drug discovery for ion channels. This acquisition will clearly permit us to rapidly identify lead candidates for the treatment of cardiovascular and central nervous system diseases."

CeNeS is a biopharmaceutical company specialising in the development and commercialisation of drugs for CNS disorders and pain control. The company currently markets four products, and has research and development assets targeting pain, stroke, schizophrenia, addiction, sleep disorders, Parkinson's disease and multiple sclerosis. CeNeS also has a cognitive division, which markets CANTAB, a computerised cognitive test. In addition it has a range of platform technologies including AutoPatch(TM) its unique automated patch clamping technology. The group is based in Cambridge, England.

Scion Pharmaceuticals Inc., headquartered in Medford, Mass., is an emerging pharmaceutical company that uses an integrated strategy of functional genomics, chemistry and high-throughput electrophysiology to discover drugs for the treatment of cardiovascular and central nervous (CNS) system disorders. A majority of these disorders are the result of defect(s) in the ion channels and/or receptors. The Company's HTEPTM assay technology platform, in conjunction with its extensive chemistry and biology expertise, will integrate the available genomic and proteomic information to remove key bottlenecks in the drug discovery process.

Further information about Scion Pharmaceuticals can be found at www.scionpharma.com.

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
For more information please contact:

CENES PHARMACEUTICALS PLC                           NOONAN RUSSO LTD
-------------------------                           ----------------

Alan Goodman                                        Veronica Sellar
Neil Clark                                          Dr Douglas Pretsell
Tel: +44 (0)1223 266466                             Tel: +44 (0)20 7726 4452
Fax: +44 (0)1223 266467                             Fax: +44 (0)20 7726 4453


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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CENES PHARMACEUTICALS PLC

Date: November 29, 2001                  By: /s/ Neil Clark
                                             ----------------------------------
                                             Name: Neil Clark
                                             Title: Chief Operating Officer













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